Exhibit 4(w)

Execution Version

DATE 1 December 2021

(1) ASE TECHNOLOGY HOLDING CO., LTD.

(2) GLOBAL ADVANCED PACKAGING TECHNOLOGY LIMITED

(3) ALTO ENTERPRISES LIMITED

(4) ASE INVESTMENT (KUNSHAN) LIMITED

(5) ASE MAURITIUS INC.

- and -

(6) BEIJING WISE ROAD ASSET MANAGEMENT CO., LTD.

AGREEMENT

relating to

the sale and purchase of

Shares and Equity Interests in

GAPT Holding Limited and

ASE (Kun Shan) Inc.

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	2

2.	SALE AND PURCHASE OF SUBJECT SHARES AND SUBJECT EQUITY INTERESTS	10

3.	CONSIDERATION	10

4.	CONDITIONS	13

5.	PRE-COMPLETION MATTERS	14

6.	COMPLETION	18

7.	PURCHASER WARRANTIES	19

8.	SELLERS WARRANTIES	19

9.	UNDERTAKINGS/INDEMNITIES	20

10.	SELLERS LIMITATIONS	21

11.	INDEPENDENT OPERATION OF GROUP COMPANIES	23

12.	TAX FILING	24

13.	FURTHER COVENANTS	25

14.	[RESERVED]	27

15.	CONFIDENTIALITY AND ANNOUNCEMENTS	27

16.	EFFECT OF TERMINATION	28

17.	ASSIGNMENT AND SUCCESSORS	29

18.	THIRD PARTY RIGHTS	29

19.	COSTS AND EXPENSES	29

20.	PAYMENTS, ETC.	29

21.	FURTHER ASSURANCE	30

22.	ENTIRE AGREEMENT	30

23.	GENERAL	30

24.	NOTICES	31

25.	GOVERNING LAW AND DISPUTE RESOLUTION	32

SCHEDULE 1: WARRANTED INFORMATION		34

	Part 1: GAPT Holding	34

	Part 2: The Subsidiaries	35

SCHEDULE 2: WARRANTIES		41

	Part 1: Key Warranties	41

	Part 2: General Warranties	44

SCHEDULE 3: COMPLETION OBLIGATIONS		58

	Part 1: Sellers’ obligations on Completion	58

	Part 2: Purchaser’s obligations on Completion	59

THIS AGREEMENT is made on 1 December 2021,

AMONG:

(1)	ASE TECHNOLOGY HOLDING CO., LTD., a company incorporated in Taiwan with number 29187308 which has its registered office at 26 Chin 3rd Road, Kaohsiung, Taiwan (the “Ultimate Seller “);

(2)

GLOBAL ADVANCED PACKAGING TECHNOLOGY LIMITED, a company incorporated in Cayman Islands with number CR104937 which has its registered office at P.O.Box, Ugland House, Grand Cayman, KY-1104 Cayman Islands (the “Seller 1”);

(3)

ALTO ENTERPRISES LIMITED, a company incorporated in the British Virgin Islands with number 1580089 which has its registered office at Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (the “Seller 2”);

(4)

ASE INVESTMENT (KUNSHAN) LIMITED, a company incorporated in the People’s Republic of China with number 9132000058661739XC which has its registered office at NO 497 Huangpujiang Road, Qiandeng, Kunshan (the “Seller 3”);

(5)	ASE MAURITIUS INC., a company incorporated in the Republic of Mauritius with number 62074 which has its registered office at Ebene Esplanade, 24 Cybercity, Ebene, Mauritius (the “Seller 4”); and

(6)

BEIJING WISE ROAD ASSET MANAGEMENT CO., LTD., a company incorporated in the People’s Republic of China with number 91110113MA00EAYL91 which has its registered office at 8-50, Building 6, Ronghui Park, Linkong Economic Core Area, Shunyi District, Beijing (the “Purchaser”).

Ultimate Seller, Seller 1, Seller 2, Seller 3 and Seller 4 are each referred to as a “Seller” and collectively as the “Sellers”.

BACKGROUND:

A	Ultimate Seller holds indirectly the entire equity interests of Seller 1, Seller 2, Seller 3 and Seller 4.

B

Seller 1 holds directly the entire equity interests of GAPT Holding Limited (the “GAPT Holding”), a company incorporated under the laws of British Virgin Islands. Further information relating to GAPT Holding is set out in part 1 of schedule 1.

C

GAPT Holding holds directly the entire equity interests of Global Advanced Packaging Test (Hongkong) Limited (the “GAPT Hongkong”), a company incorporated under the laws of Hong Kong. Further information relating to GAPT Hongkong is set out in part 2 of schedule 1.

D

GAPT Hongkong holds directly the entire equity interests of ASE Weihai (as defined below) and ASE Suzhou (as defined below). ASE Suzhou holds directly the entire equity interests of ASE Shanghai (as defined below). Further information relating to ASE Weihai, ASE Suzhou and ASE Shanghai are set out in part 2 of schedule 1.

E

Seller 2, Seller 3 and Seller 4 collectively hold directly the entire equity interests of ASE Kunshan (as defined below). Further information relating to ASE Kunshan are set forth in part 2 of schedule 1.

F	The Sellers have agreed to sell, and the Purchaser has agreed to purchase, the Subject Shares and Subject Equity Interests on the terms set out in this agreement.

IT IS AGREED:

1. DEFINITIONS AND INTERPRETATION

1.1	In this agreement:

“Accounts” means the financial statements of each Group Company as at and for the financial year ended on the Accounts Date, comprising its balance sheet, profit and loss account and other statements and all attached notes and reports;

“Accounts Date” means 31 December 2020;

“Acquisition” means the proposed acquisition of the Subject Shares and Subject Equity Interests by the Purchaser on the terms of this agreement;

“Acquisition Documents” means this agreement and the Disclosure Letter;

“Affiliate”, in relation to a company, means any other company directly or indirectly controlling, controlled by or under common control with such company, and “control” for these purposes means (a) holding the majority of the voting rights or share capital of such company or (b) otherwise having the power to direct the management and policies of such company;

“Announcement 7”, the announcement issued by the People’s Republic of China State Administration of Taxation titled “Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on gains from the Indirect Transfer of Assets by Non-Resident Enterprises, Notice [2015] No. 7, as amended or supplemented from time to time, including any similar or replacement law on the Tax treatment of the offshore indirect transfer of any PRC taxable interest and including any applicable laws in the PRC against the avoidance of the PRC Tax;

“ASE Electronic Kunshan” means ASE Electronic Component (Kunshan) Co. Ltd. (日月光电子元器件（昆山）有限公司), a deregistered company whose previous registration number is 320583400015415;

“ASE Kunshan” means ASE (Kun Shan) Inc. (日月光半导体（昆山）有限公司), whose details are listed in part 2 of schedule 1;

“ASE Shanghai” means ASE Advanced Semiconductor (Shanghai) Limited (日荣半导体 （上海）有限公司), whose details are listed in part 2 of schedule 1;

“ASE Shanghai Assembly” means ASE Assembly & Test (Shanghai) Limited (日月光封装测试（上海）有限公司) with unified social credit code of 91310000703012219C;

“ASE Shanghai Transaction” means the purchase and sale transaction between Seller 1 and ASE Suzhou pursuant to which Seller 1 transferred 100% equity interests in ASE Shanghai to ASE Suzhou in exchange for a cash consideration in an amount of US$139,248,155 payable upon approval granted by relevant PRC Authority;

“ASE Suzhou” means Suzhou ASEN Semiconductors Co., Ltd. (苏州日月新半导体有限公司), whose details are listed in part 2 of schedule 1;

“ASE Suzhou Services” means ASE Services (Suzhou) Co., Ltd. (日月新企业服务（苏州）有限公司), whose details are listed in part 2 of schedule 1

“ASE Weihai” means ASE (WeiHai), Inc. (日月光半导体（威海）有限公司), whose details are listed in part 2 of schedule 1;

“Authority” means any supra-national, national or sub-national authority, commission, department, agency, regulator, regulatory body, court, tribunal or arbitrator;

“Business” means the business of the Subsidiaries as of the date of this agreement;

“Business Day” means any day other than a Saturday or Sunday on which commercial banks are open for general business in Shanghai, Hong Kong and Taipei;

“Cash” means the aggregate amount of cash (including cash in hand, in transit and at bank, together with accrued interest) held by all Group Companies as at close of business on the relevant benchmark date derived from the books and records of the Group Companies;

“Claim” means any claim against a Seller or Purchaser in relation to this agreement;

“Completion” means completion of the payment of Completion Cash Consideration and transfer of the Subject Shares and Subject Equity Interests in accordance with this agreement;

“Completion Cash Consideration” means the amount in US dollars generated based on the following formula:

(a)	US$1,080,000,000;

(b)	plus the Completion Date Cash; and

(c)	less the Completion Date Debt;

“Completion Cash Payment” has the meaning given in clause 3.2;

“Completion Date” means 15 December, 2021; provided that all the Conditions have been satisfied or waived, or such other date as may be agreed in writing between the Sellers and the Purchaser;

“Completion Date Cash” and “Completion Date Debt” means the Group Companies’ aggregated Cash and Debt, respectively, as at 12:01 a.m. local time on the third calendar day prior to the Completion Date as stated in the Completion Statements (in case such calendar day is not a Business Day, then the first Business Day immediately preceding such calendar day), subject to adjustment pursuant to clause 3.3;

“Completion Statements” means the statements to be prepared by Sellers in accordance with schedule 4;

“Condition(s)” means the condition(s) set out in clause 4.1, and “Condition” means any one of them;

“Consent” means any consent, approval, authorization, release, permit, waiver, grant, franchise, concession, agreement, license, exemption or order of or from, or any registration, qualification, designation, certificate, declaration, filing, report, notice, statement to be filed with or delivered to, any Authority or any other person;

“Consideration” means the consideration for the Subject Shares and Subject Equity Interests set out in clause 3.1;

“Contract” means any agreement, arrangement or obligation to which any Group Company is a party or subject and under which such Group Company or any other person has a continuing right, obligation or liability except (a) the contracts of employment of the Group Companies’ employees, and (b) any leases or sub-leases under which any part of the Property is held;

“Converted Completion Cash Consideration” has the meaning given in clause 3.2(b);

“Debt” means the aggregate amount (expressed as a positive number) of all borrowings and indebtedness in the nature of borrowings of all Group Companies (other than between Group Companies) as at close of business on the relevant benchmark date, including:

(a)	loans and bank overdrafts;

(b)	liabilities under acceptances of trade bills (other than in respect of purchases in the ordinary course of business) and acceptance credits;

(c)	liabilities under any bond, note, loan stock, debenture or other similar instrument or security;

(d)	amounts raised by any other transactions having the commercial effect of borrowings;

(e)	liabilities under any guarantee of, or indemnity against financial loss in respect of, any obligation of another person (other than another Group Company);

(f)	liabilities in relation to any letter of credit, bond or guarantee given by a third party in relation to any obligation and/or liability of any Group Company;

(g)	Intra-Group Debt;

(h)	accrued interest, charges and costs relating to any of the above items (including those relating to early repayment, discharge or termination on or around Completion);

(i)	liabilities imposed under any binding judgment, arbitration award, order, ruling or administrative decision of any Authority;

(j)	liabilities arising from labour dispute, including non-compliance with social welfare and housing fund requirements;

(k)	liabilities analogous to any of the above items;

(l)	any amount payable in relation to employees’ severance;

(m)	dividend payables;

(n)	capital reduction in an amount of US$20 million payable by ASE Kunshan to Seller 3;

(o)	indebtedness arising from ASE Shanghai Transaction; and

(p)

outstanding interest payable in relation to any of the above items except for those interest payable incurred in connection with leases, but excluding, for the avoidance of doubt, trade credit in the ordinary course of business;

“Defaulting Party” has the meaning given in clause 9.1;

“Disclosed Information” means the Disclosure Letter;

“Disclosure Letter” means the letter composed in Chinese language and delivered on the same date as this agreement from the Sellers to the Purchaser relating to the Warranties, together with any documents annexed to it;

“Dispute” means any dispute or claim arising out of or in connection with this agreement, its subject matter or formation (including any non-contractual dispute or claim);

“Encumbrance” means any mortgage, charge, pledge, lien, option, restriction, assignment, right to acquire, right of pre-emption or any other form of right, interest, preference, security or encumbrance of any nature in favour of a third party or any agreement, arrangement or obligation to create any of them;

“Escrow Account” means the eligible account or accounts held in the name of Purchaser or its Affiliate (but jointly controlled by a representative designated by Sellers) and established and maintained with the Escrow Agent;

“Escrow Agent” means a bank the in PRC to be mutually agreed by the parties;

“Fixed Exchange Rate” means the central parity rate announced by People’s Bank of China on the Fixed Exchange Rate Benchmark Date, expressed as the amount of RMB per one U.S. dollar;

“Fixed Exchange Rate Benchmark Date” means the third calendar day prior to the Completion Date (in case such calendar day is not a Business Day, then the first Business Day immediately preceding such calendar day);

“Follow-on Cash Consideration” means cash consideration in the sum of US$380,000,000;

“Foreign Exchange Approval” means the approval granted by relevant PRC Authority approving (a) the conversion of RMB to US dollars and (b) the remittance of Completion Cash Consideration and Follow-on Cash Consideration in US dollars to a bank account outside PRC;

“Group Companies” means GAPT Holding and the Subsidiaries, and “Group Company” means any of them;

“Group Companies Employees” means all the employees and managers employed by any of the Group Companies as of the Completion Date;

“Group Company Guarantees” has the meaning given in clause 5.1(a);

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

“IFRS” means the International Financial Reporting Standards;

“Intra-Group Debt” means:

(a)	the aggregate amount owed by the Group Companies to Related Parties; less

(b)	the aggregate amount owed by Related Parties to the Group Companies,

excluding in each case any amounts owed in respect of ordinary course trading or intra-group services, as at close of business on the relevant benchmark date;

“IP” means:

(a)

patents, rights in inventions, know-how, show-how and trade secrets, copyright and related rights, moral rights, registered designs, design rights, database rights, semiconductor topography rights, trade marks and service marks, trade names, business names, brand names, get-up, logos, domain names and URLs, rights in unfair competition, goodwill and rights to sue for passing-off and any other intellectual property rights (in each case, whether or not registered, and including all applications to register and rights to apply to register any of them, and all rights to sue for any past or present infringement of them); and

(b)	all rights or forms of protection having equivalent or similar effect in any jurisdiction;

“Indemnified Matters” has the meaning given in clause 9.2;

“Indemnified Party” has the meaning given in clause 9.1;

“Independent Operation Period” has the meaning given in clause 11.3.

“Interim Account” means the Purchaser’s account, jointly controlled by a representative designated by Sellers, maintained with a bank to be mutually agreed by the parties;

“Key Customer” means any customer of any Group Company which:

(a)	is the top 15 customer of the Group Companies as a whole by revenue for the financial year ended on the Accounts Date;

(b)	in the financial year ended on the Accounts Date accounted for, or in the current financial year is likely to account for, revenue in excess of US$5,000,000; or

(c)	the cessation of transactions with which would have a material and adverse effect on the Business of the relevant Group Company or the Group Companies as a whole;

“Key Supplier” means any supplier to any Group Company which:

(a)	is the top 15 supplier of the Group Companies as a whole by expenditure for the financial year ended on the Accounts Date;

(b)	in the financial year ended on the Accounts Date accounted for, or in the current financial year is likely to account for, expenditure in excess of US$1,500,000; or

(c)	cannot readily be replaced without material disruption, interruption or cost to the Business of the relevant Group Company or the Group Companies taken as a whole;

“Key Warranties” means the Warranties in part 1 of schedule 2;

“Key Warranty Claim” means any Warranty Claim in relation to any Key Warranty;

“Leased Properties” has the meaning given in paragraph 17.1 of part 2 of schedule 2;

“Longstop Time” means 31 January 2022, or such other time and date as may be agreed in writing between the Sellers and the Purchaser;

“Losses” has the meaning given in clause 9.1;

“Management Accounts” means the unaudited balance sheet of each Group Company as at 30 September 2021 and the unaudited profit and loss accounts of each Group Company for the period from 1 January 2021 to 30 September 2021;

“Material Adverse Change” means any effect that is materially adverse to the results, operations or financial condition of the Business taken as a whole;

“Merger Authority” means any national, supra-national or regional, governmental or quasi-governmental, statutory, regulatory or investigative agency, in any jurisdiction, responsible for the review or approval of mergers, acquisitions, concentrations, joint ventures, or any other similar matter pursuant to applicable laws intended to prohibit or regulate conduct having the purposes or effect of monopolisation, abuse of dominance, restraint of trade or substantial lessening of competition, including the State Administration of Market Regulation of PRC;

“Notice” has the meaning given in clause 24.1;

“Offshore Loan Proceeds” means, if the Purchaser decides to borrow after the date of this agreement, the loan proceeds to be disbursed by a bank to be mutually agreed by the parties to the Interim Account on or around the date on which the Converted Completion Cash Consideration is paid into the Interim Account;

“Onshore Loan Amount” has the meaning given in clause 3.2(b);

“Owned Properties” has the meaning given in paragraph 17.1 of part 2 of schedule 2;

“PRC” means the People’s Republic of China (which solely for the purposes of this agreement shall exclude Hong Kong, Macau and Taiwan);

“Properties” means any of the Owned Properties and the Leased Properties

“Purchaser Group” means each or any of (a) the Purchaser and any Affiliate of the Purchaser for the time being, and (b) with effect from Completion, each Group Company (and any reference to “member of the Purchaser Group” or, in the case of any member of the Purchaser Group, to “its group” shall be construed accordingly);

“Purchaser’s Lawyers” means DLA Piper UK LLP;

“Qualified IPO” means a firm commitment underwritten public offering of ordinary shares of Consolidation Holding Company (or depositary receipts or depositary shares therefor) on a China A-Share stock exchange, with an offering price (net of underwriting commissions and expenses) determined through discussions in good faith;

“Qualifying Warranty Claim” has the meaning given in clause 10.2;

“Related Party” means (i) any member of the Sellers Group; (ii) any officer, director, supervisory board member of the Sellers Group; (iii) any of the spouse, siblings, children or parents of the foregoing; or (iv) any Affiliate of any such officer, director, supervisory board member or equity holder;

“Related-party Loans” means the any and all loans provided by any Group Company to any Related Party;

“RMB” means Renminbi, the lawful currency of PRC;

“SAMR” means the State Administration of Market Regulation of PRC or its local counterpart;

“Sellers Group” means each or any of the Sellers and any Affiliate of the Sellers for the time being, excluding each Group Company (and any reference to “member of the Sellers Group” or, in the case of any member of the Sellers Group, to “its group” shall be construed accordingly);

“Sellers’ Designated RMB Account” means the eligible account or accounts designated by the Sellers to collect the Completion Cash Consideration paid by the Purchaser at Completion;

“Seller’s Lawyers” means Baker & McKenzie;

“Senior Employee” means each of 徐世康, 刘彩凤, 曹燕杰 and 郑秋明 and “Senior Employees” means all of them;

“SIAC” has the meaning given in clause 25.2

“Singapore” means the Republic of Singapore;

“Subject Equity Interests” means 100% of the equity interests of ASE Kunshan owned by Seller 2, Seller 3 and Seller 4 as of the date of this agreement;

“Subject Shares” means the 430,247,551 in the share capital of GAPT Holding, being 100% of the issued share capital of GAPT Holding, owned by Seller 1 as of the date of this agreement;

“Subsidiaries” means GAPT Hongkong, ASE Kunshan, ASE Shanghai, ASE Suzhou, ASE Suzhou Services and ASE Weihai, and “Subsidiary” means any of them (for the avoidance of doubt, the parties acknowledge that Purchaser covenants to move 100% equity interests in ASE Kunshan under GAPT Hongkong as soon as practicable after Completion);

“Tax” means any and all federal, provincial, state, county, local or foreign tax, charge, duty, fee, levy or other assessment, including income, net proceeds, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, property, personal property, sales, use, transfer, gain, registration, value added, alternative or add on minimum, estimated, or other tax of any kind whatsoever, imposed by any governmental authority, and including any interest, assessment, penalty, or addition thereto, whether disputed or not.;

“Tax Authority” means any Authority competent to impose, assess, collect or administer any Tax;

“Tax Payment Certificate” means the document evidencing the Taxes imposed on a Seller for sale of Subject Shares and Subject Equity Interests as determined by the relevant PRC Tax Authority under Announcement 7 and other applicable laws of the PRC have been paid in the form of Tax payment receipt issued by the relevant PRC Tax Authorities.

“Tax Return” means any return, declaration, report, claim for refund, election, disclosure, estimate, report, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed with any governmental authority;

“Tax Warranties” means the Warranties in paragraph 11 of schedule 2;

“Tax Warranty Claim” means any Claim in relation to any Tax Warranty;

“Transfer Taxes” means all transfer, stamp, documentary, sales, use, gross receipts, registration, value-added and other similar Taxes incurred in connection with this agreement, but for the avoidance of doubt excluding all income and capital gain Taxes of the Sellers and the Sellers Group;

“US$” or “US dollar” means the lawful currency of the United States of America;

“Warranties” means the warranties given by the Sellers in clause 8.1 and schedule 2;

“Warranty Claim” means any Claim in relation to any Warranty; and

“WR Capital” mean Wise Road Capital LTD, an exempted company incorporated with limited liability in the Cayman Islands with registration number 299533 which has its registered office at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Island.

1.2	In this agreement (unless the context requires otherwise), “including”, “includes” or “in particular” means including, includes or in particular without limitation.

1.3	In this agreement (unless the context requires otherwise), any reference to:

(a)	any gender includes all genders, and the singular includes the plural (and vice versa);

(b)

a company includes any company, corporation or body corporate, or any other entity having a separate legal personality; and a person includes an individual, company, partnership, unincorporated association or Authority (whether or not having a separate legal personality); and any professional firm or company includes any firm or company effectively succeeding to the whole, or substantially the whole, of its practice or business;

(c)	any time of day or date is to that time or date in Hong Kong;

(d)	a day shall be a period of 24 hours running from midnight to midnight, and days shall be to calendar days unless Business Days are specified;

(e)	a month or a year shall be to a calendar month or a calendar year respectively;

(f)

legislation or a legislative provision includes reference to the legislation or legislative provision as amended or re-enacted, any legislation or legislative provision which it amends or re-enacts and any legislation made under or implementing it, in each case for the time being in force (whether before, on or after the date of this agreement); and

(g)	writing or written includes any method of representing or reproducing words in a legible form.

1.4

Unless the context requires otherwise, any reference in this agreement to a clause or schedule is to a clause of or schedule to this agreement, any reference to a part or paragraph is to a part or paragraph of a schedule to this agreement, any reference within a schedule to a part is to a part of that schedule, and any reference within a part of a schedule to a paragraph is to a paragraph of that part of that schedule.

1.5	This agreement incorporates the schedules to it.

1.6	The contents list, headings and any descriptive notes are for ease of reference only and shall not affect the construction or interpretation of this agreement.

2.	SALE AND PURCHASE OF SUBJECT SHARES AND SUBJECT EQUITY INTERESTS

2.1

Subject to the terms of this agreement, the Sellers shall sell and the Purchaser (or one of its designated Affiliate) shall purchase the Subject Shares and Subject Equity Interests on and with effect from Completion.

2.2

The Subject Shares and Subject Equity Interests shall be sold free from all Encumbrances and together with all rights of any nature attached or accruing to them on or after Completion (including the right to receive all dividends and distributions declared, paid or made by GAPT Holding or ASE Kunshan on or after the Completion Date).

3.	CONSIDERATION

3.1	Components of Consideration

The total consideration payable (the “Consideration”) comprises:

(a)	the Completion Cash Consideration; and

(b)	the Follow-on Cash Consideration.

The Consideration shall be allocated among the Sellers in the following manner:

Name	Percentage (%)
Seller 1	84.1096%
Seller 2	3.9133%
Seller 3	7.2337%
Seller 4	4.7434%
Total	100%

3.2	Payment on account of Completion Cash Payment

(a)

On Completion Date, the Purchaser shall instruct the Escrow Agent to wire the following amount from the Escrow Account to the Sellers’ Designated RMB Account on account of the Consideration (the “Completion Cash Payment”) at a sum in RMB (converted from US dollars at Fixed Exchange Rate) equivalent to:

(i)	US$1,080,000,000;

(ii)	plus the Completion Date Cash; and

(iii)	less the Completion Date Debt.

(b)

The Purchaser shall use commercially reasonable efforts to make filings for Foreign Exchange Approval no later than the tenth (10th) calendar day following the Completion and get Foreign Exchange Approval as soon as practicable. The amount stipulated in the filing documents for the Foreign Exchange Approval shall not be less than the sum of Completion Cash Payment plus US$10 million, minus the amount of the Offshore Loan Proceeds (if applicable). Upon request of a Seller, Purchaser shall provide such Seller a true copy of the filings for Foreign Exchange Approval. Subject to clause 3.3(f) and clause 3.2(c), within three (3) Business Days after being informed of obtainment of Foreign Exchange Approval, the Sellers shall wire the amount of Completion Cash Payment in RMB (including any interest that may have accrued and subject to post-Completion adjustment set forth in clause 3.3) to the Escrow Account.

(c)

Once the amount is wired to the Escrow Account pursuant to clause 3.2(b), the Purchaser and Sellers shall immediately instruct the Escrow Agent to (i) if requested by the Purchaser at that time, set aside an amount to be advised by the Purchaser (the “Onshore Loan Amount”) and release such amount from the Escrow Account to an account to be designated by the Purchaser immediately after the Offshore Loan Proceeds have been paid into the Interim Account, and (ii) convert all remaining amount standing to the credit of the Escrow Account (including any interest that may have accrued) into US dollars at then prevailing exchange rate and wire such converted amount (the “Converted Completion Cash Consideration”) to the Interim Account and then wire the Converted Completion Cash Consideration and the Offshore Loan Proceeds to the account(s) designated by the Sellers. The Purchaser covenants to provide all necessary supports to facilitate the procedure for completion of the wire transfer of (a) the Completion Cash Payment from Escrow Account to Interim Account and (b) the Converted Completion Cash Consideration and, if applicable, the Offshore Loan Proceeds from Interim Account to the US dollar account(s) designated by the Sellers. Prior to the wire transfer of the amount in RMB to Escrow Account pursuant to clause 3.2(b), the Purchaser and Sellers shall have duly and jointly signed, completed and delivered to the applicable banks all such documents and/or materials as may be required to enable the Sellers to withdraw and/or transfer (a) the Completion Cash Payment from Escrow Account to Interim Account and (b) the Converted Completion Cash Consideration and, if applicable, the Offshore Loan Proceeds from the Interim Account to the US dollar account(s) designated by Sellers, including, without limitation, submitting to the bank that maintains the Escrow Account or Interim Account a pre-signed withdrawal/transfer slip in a form prescribed by such bank.

(d)

If the aggregate amount of (i) the Converted Completion Cash Consideration and (ii) if applicable, the Offshore Loan Proceeds falls short of the amount of the Completion Cash Consideration, the Purchaser shall further pay, by wire transfer, the amount of the shortfall (in US dollars) to Sellers such that the Sellers receive the full amount of the Completion Cash Consideration as if no conversions had been made.

3.3	Post-Completion Adjustment

(a)

Upon Completion, the Completion Statements shall be prepared in accordance with part 1 of schedule 4. Subject to the fees and expenses of the Expert pursuant to part 2 of schedule 4, the parties shall be responsible for their own costs and expenses in determining the Completion Statements.

(b)

Within forty-five (45) Business Days after the Completion Date, the Purchaser shall in good faith prepare and deliver to Seller 1 an adjustment statement setting forth the amount of Completion Date Debt and the Completion Date Cash, in each case, as of the Completion and based on the Completion Date Debt and the Completion Date Cash as derived therefrom, the Purchaser’s written calculation of the Completion Cash Consideration, and adjustment necessary to reconcile the Completion Cash Payment to the Completion Cash Consideration (the “Preliminary Adjustment Statement”). The Preliminary Adjustment Statement shall be prepared to reflect the books as of 12:01 a.m. local time on the day prior to the Completion Date, in a manner consistent with, part 3 of Schedule 4, including the types of adjustments set forth therein, and in accordance with the definitions of Completion Date Debt and the Completion Date Cash as defined in this agreement.

(c)

If Seller 1 reasonably believes that the Preliminary Adjustment Statement is inaccurate or was not properly prepared in accordance with clause 3.3(b), Seller 1 shall so notify the Purchaser no later than ten (10) Business Days after Seller 1’s receipt thereof, setting forth in such notice its objections to the Preliminary Adjustment Statement with particularity and the specific changes which the Sellers proposes to be made in order to conform the Preliminary Adjustment Statement to the terms of clause 3.3(b).

(d)

If Seller 1 timely notifies the Purchaser of an objection to the Preliminary Adjustment Statement, and if Seller 1 and the Purchaser are unable to resolve such dispute through good faith negotiations within thirty (30) days after the Seller 1’s delivery of such notice of disagreement, then either Seller 1 or the Purchaser may require that Seller 1 and the Purchaser mutually engage and submit such dispute to the Expert, and the same shall be finally resolved by the Expert pursuant to part 2 of schedule 4.

(e)

The Preliminary Adjustment Statement shall become the “Final Adjustment Statement” and as such shall become final, binding and conclusive on the parties pursuant to this clause 3.3 for all purposes of this Agreement and upon which a judgment or arbitration award may be entered by a court or the arbitrator(s) of competent jurisdiction, upon the earliest to occur of the following:

(i)	the mutual acceptance by Seller 1 and the Purchaser of the Preliminary Adjustment Statement, with such changes thereto;

(ii)

the expiration of the time period ending ten (10) Business Days after delivery to Seller 1 of the Preliminary Adjustment Statement, without timely written objection by Seller 1 in accordance with clause 3.3(c); or

(iii)	the delivery to Seller 1 and the Purchaser by the Expert of the final report of its determination of all disputed matters submitted to the Expert pursuant to clause 3.3(c).

(f)

Sellers covenant that it will not wire the Completion Cash Payment in the Sellers’ Designated RMB Account before the Preliminary Adjustment Statement becomes the Final Adjustment Statement. If the Completion Cash Consideration, as finally determined in accordance with this clause 3.3, is greater than the Completion Cash Payment, the Purchaser shall pay the amount of such difference, in cash, by wire transfer of immediately available funds to the Sellers’ Designated RMB Account. If the Completion Cash Consideration, as finally determined in accordance with this clause 3.3, is less than the Completion Cash Payment, Sellers shall release the amount of such difference from Sellers’ Designated RMB Account to the Purchaser, in cash, by wire transfer of immediately available funds to an account designated by the Purchaser. Any such amount shall be due and payable no later than three (3) Business Days after the Preliminary Adjustment Statement becomes the Final Adjustment Statement.

(g)	For the purposes of this clause 3.3, any currency conversion between US$ and RMB shall be conducted based on the Fixed Exchange Rate.

3.4	Payment on account of Follow-on Cash Consideration

Purchaser shall pay the Follow-on Cash Consideration (US$380,000,000) to the account designated by Seller 1 on the first Business Day immediate following the expiry of a six (6)-month period (or a longer period as mutually agreed by the parties) starting from the Completion Date; provided that each Seller shall have already delivered a true copy of its Tax Payment Certificate to the Purchaser.

4.	CONDITIONS

4.1	Conditions

Completion is conditional on the following conditions being satisfied or waived (if permitted) by the Longstop Time:

(a)

the representations and warranties given by the Sellers Group in this agreement shall have been true, accurate and not misleading when made and shall be true, accurate and not misleading as of Completion with the same force and effect as if made as of Completion, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true, accurate and not misleading as of that date with the same force and effect as if made as of Completion.

(b)

the representations and warranties given by the Purchaser Group in this agreement shall have been true, accurate and not misleading when made and shall be true, accurate and not misleading as of Completion with the same force and effect as if made as of Completion, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true, accurate and not misleading as of that date with the same force and effect as if made as of Completion.

(c)	the Sellers shall have performed and complied with its obligations and covenants under clause 5;

(d)	the PRC Merger Authority shall have approved the Acquisition, without attaching any conditions or obligations;

(e)

the Purchaser and its applicable Affiliates shall have obtained all such consents, approvals and waivers, and licences and authorisations of and satisfied all such filings and registrations, with any governmental or statutory agency or authority, in each case, as is deemed mandatory or necessary for the consummation of this Transaction based on Purchaser’s knowledge after due inquiry;

(f)	the Purchaser shall have deposited Completion Cash Payment in the Escrow Account one day prior to the Completion Date;

(g)

the applicable members of the Sellers Group shall have obtained all necessary consents, approvals and waivers, and licences and authorisations of, and satisfied all filings and registrations, with, any governmental or statutory agency or authority as may be relevant and contemplated herein to give effect to the transactions contemplated by this agreement; and

(h)

no provision of any applicable law and no judgment, injunction, order or decree shall prohibit the consummation of Completion or materially increase the costs of the Purchaser in connection with the consummation of the transactions contemplated hereby.

4.2	Satisfying other Conditions

(a)

The Sellers shall use, and shall procure the Group Companies to use, reasonable efforts to satisfy each of the Conditions set out in clauses 4.1(a), (c), (d) and (g) as soon as reasonably practicable and, in any event, by the Longstop Time.

(b)

The Purchaser shall use, and shall procure the Purchaser Group to use, reasonable efforts to satisfy each of the Conditions set out in clauses 4.1(b), (d) and (e) as soon as reasonably practicable and, in any event, by the Longstop Time.

4.3	Rights to waive Conditions

(a)	The Purchaser may waive in whole or in part any of the Conditions set forth in clause 4.2(a) on any terms it decides by notice to the Sellers in writing.

(b)	The Seller may waive in whole or in part any of the Conditions set forth in clause 4.2(b) on any terms it decides by notice to the Sellers in writing.

4.4	Frustration of Conditions

No party may rely as a basis for terminating this agreement on the failure of any Condition to be satisfied if such failure was caused by such party’s failure to act in good faith or to use reasonable efforts to cause the Completion to occur as required by this agreement.

4.5	Notification obligations

Each of the Purchaser and the Sellers shall keep the other informed as to its progress in satisfying the Conditions, and notify the other immediately when:

(a)	any Condition is satisfied (with copies of appropriate evidence of satisfaction); and

(b)	it becomes aware of any matter which is likely to prevent any Condition being satisfied by the Longstop Time.

5.	PRE-COMPLETION MATTERS

5.1	Operation of Group Companies

Pending Completion, the Sellers shall procure:

(a)

each member of the Sellers Group shall release each Group Company from all guarantees, securities, indemnities, agreements or other commitments given by or binding on any Group Company in respect of any obligation or liability of the Sellers Group (“Group Company Guarantees”) except for those indemnities, agreements or commitments given by ASE Suzhou in relation to ASE Shanghai Transaction. The Sellers (or the corresponding member of the Sellers Group) shall indemnify the Purchaser and each Group Company against all liabilities, costs and expenses incurred (whether before or after Completion) under or in relation to the release of such Group Company Guarantees (except for those liabilities, costs and expenses incurred for ASE Shanghai Transaction); and

(b)

subject to clause 5.3, each Group Company to continue to operate in the ordinary course of business consistent with past practice, while preserving the value of its assets, goodwill and current business relationships and maintaining its trading and financial position, and in accordance with all applicable laws.

5.2	Restrictions on Group Companies

Pending Completion, the Sellers shall procure that no Group Company shall or shall agree to (whether conditionally or not):

(a)

change its issued share capital in any way (including the creation of new shares, the redemption or repurchase of shares or any reduction of capital) or grant any option or right to subscribe for any shares or other securities convertible into shares (except for the capital reduction of ASE Kunshan in an amount of US$20 million);

(b)	change any rights attached to any of its shares;

(c)	declare, pay or make any dividend or other distribution or capitalise any reserves;

(d)	change its constitutional or governing documents;

(e)	change its auditors, the date to which its annual accounts are prepared or its accounting principles, policies, procedures or practices;

(f)	enter into any kind of insolvency process or any arrangement with its creditors generally;

(g)	undertake any merger, demerger or any other kind of business combination with any third party that is not a member of Sellers Group;

(h)	acquire or dispose of:

(i)	any shares or any other equity interest in any other company, business or partnership (except another Group Company);

(ii)	any real property or interest in real property;

(iii)	any material IP; or

(iv)	any other material asset (except in the ordinary course of business);

(i)	grant any interest in any real property or vary the terms of, or waive any rights under, any lease of real property;

(j)	cancel or fail to renew any registration of any registered IP it owns;

(k)	create any Encumbrance over any of its assets or undertaking (except in the ordinary course of trading);

(l)	enter into, amend or terminate any agreement or arrangement with the Sellers Group (other than in the ordinary course of business on arm’s length terms);

(m)	waive any amounts owed to it by, or any rights it has against, the Sellers Group;

(n)	enter into, amend or terminate any joint venture or partnership arrangement;

(o)	enter into, amend or terminate any material contract or arrangement (other than in the ordinary course of business on arm’s length terms), including any contract or arrangement that:

(i)	is with a Key Customer or Key Supplier; or

(ii)	involves expenditure or liabilities in excess of US$ 1,000,000 ;

(p)

incur any capital expenditure (other than in the ordinary course of business) which, when aggregated with all capital expenditure incurred by it and all other Group Companies since the date of this agreement, exceeds US$ 1,000,000;

(q)

incur any borrowings (except borrowings in the ordinary course of business not exceeding US$ 1,000,000 under facilities available to it at the date of this agreement (as set out in the Disclosed Information));

(r)	make any loan (except to employees or other Group Companies or made in ordinary course of business) or grant any credit (except trade credit in the ordinary course of business);

(s)	give any guarantee or indemnity in relation to the obligations or liabilities of any other person (except another Group Company);

(t)	cancel or fail to renew any of its insurance policies or do or omit to do anything which would make any such policy void or voidable;

(u)	commence or settle any dispute or legal or arbitral proceedings involving an amount in excess of US$ 100,000 , or waive any right in relation to any such dispute or proceedings;

(v)	appoint or remove any Senior Employee or officer;

(w)	engage, or (except for serious misconduct) dismiss or give notice of dismissal to, any employee whose basic salary is in excess of US$ 100,000 per annum;

(x)

make any changes to the terms and conditions of employment (including remuneration and benefits) of any of its officers or Senior Employees other than salary increases in the ordinary course of business;

(y)	enter into, amend or terminate any collective agreements or other arrangements with any trade union, works council or other employees’ representative body;

(z)	establish, participate in or contribute to any new pension scheme or grant any new retirement, death or disability benefit;

(aa)	change, discontinue or exercise any discretion in relation to any existing pension scheme or retirement, death or disability benefit, or announce any plan, proposal or intention to do so; or

(bb)

fail to timely file any material Tax Return required to be filed (after taking into account any extensions or cure period), prepare, amend or file any Tax Return that is materially inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods, fail to timely pay any material Tax that is due and payable by the applicable entity, fail to continually meet the required conditions with respect to any Group Companies’ entitlement to any Tax incentives with the exception as notified in the Disclosure Letter, make, change or rescind any material tax election not required by law that could have a continuing effect following the Completion Date, settle or compromise any claim relating to material Taxes, surrender any claim for a refund of material Taxes, consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes, enter into any closing agreement or similar agreement relating to material Taxes, or adopt or change any material Tax accounting principle, method, period or practice.

5.3	Permitted actions

Clauses 5.1 and 5.2 shall not restrict or prevent a Group Company from doing anything:

(a)	required by, or to give effect to, any Acquisition Document;

(b)	with the Purchaser’s prior written consent; or

(c)	to comply with any applicable law.

5.4	Information and access

Pending Completion, the Sellers shall procure that each Group Company shall (subject to its confidentiality obligations and to the extent permitted by applicable laws):

(a)	keep the Purchaser informed about matters of material importance to its business;

(b)	promptly provide such information about its business, assets and affairs to the Purchaser as it reasonably requests; and

(c)

(subject to reasonable prior notice having been given to the Sellers) allow the Purchaser and its representatives reasonable access to its premises, books and records and officers during normal business hours.

5.5	Pre-completion termination

(a)	This agreement shall terminate automatically at the Longstop Time if any Condition has not then been satisfied or waived (if permitted).

(b)	The Purchaser may terminate this agreement at any time before Completion by notice to the Sellers if the Purchaser considers, acting reasonably, that there has been:

(i)	a material breach by any Seller of any Warranty or covenant under this agreement;

(ii)	a material breach by a Seller of clause 5.1 or 5.2; or

(iii)	a Material Adverse Change.

5.6	Notification of changes

The Sellers shall notify the Purchaser as soon as reasonably practicable if it becomes aware of anything which has given or is likely to give the Purchaser a right to terminate this agreement under clause 5.5(b). Any notification shall contain, so far as is practicable, sufficient detail to enable the Purchaser to make a reasonable assessment of the situation and its likely effect on the Group Companies.

6.	COMPLETION

6.1	Completion arrangements

Completion of the sale and purchase of the Subject Shares and Subject Equity Interests shall take place at the office of the Purchaser’s Lawyers (or at such other place as may be agreed in writing between the Purchaser and the Sellers) on the Completion Date.

6.2	Completion actions

On Completion:

(a)	the Sellers shall:

(i)	deliver, or procure the delivery of, the documents set out in part 1 of schedule 3 to the Purchaser; and

(ii)	comply, or procure compliance, with the obligations set out in that part; and

(b)	the Purchaser shall:

(i)	deliver, or procure the delivery of, the documents set out in part 2 of schedule 3 to the Sellers; and

(ii)	comply, or procure compliance, with the obligations set out in that part.

6.3	Non-compliance

If, on the Completion Date, any party does not comply with its obligations under clause 6.2 in any material respect, then the Sellers (in the case of the Purchaser’s non-compliance) or the Purchaser (in the case of a Seller’s non-compliance) may by notice to the other:

(a)	proceed to Completion to the extent reasonably practicable;

(b)

postpone Completion to another date not more than 10 Business Days after the Completion Date (so that the provisions of this clause 6 (other than this clause 6.3(b)) shall apply as if that later date is the Completion Date); or

(c)	subject to Completion having first been postponed in accordance with clause 6.3(b), terminate this agreement.

7.	PURCHASER WARRANTIES

7.1	Purchaser warranties

The Purchaser warrants to the Sellers that the following statements are true and accurate as at the date of this agreement, and will be true and accurate immediately before Completion:

(a)	it is validly existing and is a company duly incorporated and registered under the law of its jurisdiction of incorporation;

(b)

it has the legal right, full power and authority and all necessary consents and authorisations to enter into and perform its obligations under this agreement and each other Acquisition Document to which it is or will be party;

(c)

this agreement and each other Acquisition Document to which it is or will be party constitutes, or will when executed constitute, legal, valid and binding obligations on it and will be enforceable in accordance with their respective terms (assuming that each such Acquisition Document has been properly executed by other parties to it and that their entry into it has been duly authorised);

(d)	the entry into and performance of its obligations under this agreement and each other Acquisition Document will not:

(i)	conflict with or breach any provision of its constitutional documents;

(ii)	breach any agreement or instrument to which it is a party or by which it is bound and which is material in the context of the Acquisition;

(iii)	conflict with or breach any applicable law or any requirement of any Authority to which it is subject or submits which is material in the context of the Acquisition; or

(iv)	require the consent, approval or authorisation of any Authority, except for those have been disclosed to the Sellers;

(e)	it is not insolvent under the law of its jurisdiction of incorporation or of any jurisdiction in which it carries on business, and it is not unable to pay its debts as they fall due;

(f)	no insolvency proceedings have been commenced or applied for, nor has any liquidator, receiver or similar officer been appointed, in relation to it; and

(g)	no resolution has been passed, proceedings commenced or order made for its winding-up or any other reorganisation or restructuring.

8.	SELLERS WARRANTIES

8.1	Warranties

The Sellers jointly and severally warrant to the Purchaser that the statements set out in schedule 2:

(a)	are true and accurate as at the date of this agreement; and

(b)	will be true and accurate immediately before Completion.

For the purposes of clause 8.1(b), any express or implied reference to the date of this agreement in schedule 2 shall be construed as a reference to the Completion Date.

8.2	Separate and independent

Each of the Warranties is separate and independent.

8.3	Knowledge or awareness

When a Warranty is qualified by a reference (however expressed) to the knowledge or awareness of a Seller, the Seller shall be deemed to know or be aware of anything which is known to the Senior Employees and anything which would have been known to them (or any of them) had they made all reasonable enquiries in relation to the subject matter of such Warranty.

8.4	No rights against the Group Companies, etc

Each Seller undertakes to the Purchaser that it has no rights against (and waives any rights it may have against) and shall not make any claim against (and waives any claim it may have against):

(a)	any Group Company; or

(b)	any current or former officer, employee, consultant or agent of any Group Company,

in respect of any misrepresentation, inaccuracy or omission in or from any information or advice provided by any such person for the purpose of assisting the Seller to give any Warranty and/or prepare the Disclosed Information provided that the disclaimer and/or waiver set forth under this clause 8.4 shall not apply to any claim in fraud, gross negligence, wilful misconduct and/or fraudulent concealment of any Group Company or any current or former officer, employee, consultant or agent of any Group Company.

9.	UNDERTAKINGS/INDEMNITIES

9.1

Each of the parties (the “Defaulting Party”) agrees and undertakes to indemnify the other party and any of its Affiliates and any of their respective officers, directors, employees and authorised representatives (the “Indemnified Parties” and each an “Indemnified Party”) against any payment, loss, liability, cost, claim, action, demand or expense (including but not limited to, reasonable costs, charges, expenses, attorney’s fees and legal expenses reasonably paid or incurred in investigating, disputing or defending any of the foregoing) (together, the “Losses”) which any of them may reasonably incur or which may be reasonably incurred by any of them arising out of or in relation to or in connection with any breach or alleged breach of any term of this agreement or the Acquisition Documents by the Defaulting Party or as a result of any representations or warranties of the Defaulting Party being, or being alleged to be, untrue or misleading in any respect.

9.2

The Sellers shall indemnify and keep the Purchaser Group indemnified and hold each member of the Purchaser Group harmless from and in respect of all Losses that any member of the Purchaser Group may suffer or incur arising from, as a consequence of, in connection with or by reference to the following matters (the “Indemnified Matters”):

(a)

the litigation at People’s Court of Kunshan (昆山市人民法院) between ASE Kunshan, as defendant, and Synpronic Technology Corporation (合茂自动化股份有限公司), as plaintiff, in connection with ASE Kunshan’s overdue payment in the amount of USD 423,000;

(b)	any Group Companies’ failure to pay the PRC value-added Taxes and surcharges in respect of disposal and settlement of any financial derivative instruments;

(c)

Taxes that are or will become payable by any Group Company in connection with restructuring process before the Completion Date, including but not limited to ASE Shanghai’s separation from ASE Shanghai Assembly, and the transactions that result in ASE Suzhou, ASE Weihai and ASE Shanghai being (direct and indirect) subsidiaries of GAPT Hongkong;

(d)	the use of third-party software short of full authorization or valid license by ASE Suzhou and ASE Kunshan up to Completion, a list of which is as set out in Schedule 6; and

(e)

any Group Companies’ failure to make all payments and/or withholdings due with respect to social security and housing fund matters (including for expatriate employees) in accordance with applicable law and/or administrative regulations or rules before the Completion Date.

Notwithstanding the foregoing, the Sellers’ obligations to indemnify and keep the Purchaser Group indemnified and hold each member of the Purchaser Group harmless from and in respect of all Losses arising from, as a consequence of, in connection with or by reference to the Indemnified Matter as stipulated in clause 9.2(e) shall expire upon the following event, whichever occurs earlier: (A) the third anniversary of the Completion Date; or (B) the completion of a Qualified IPO (such period from the Completion Date to the expiry date of the aforementioned Sellers’ obligations, the “Claim Period”). In the event any Group Companies’ liabilities, costs and expenses incur or arise from the Indemnified Matter as stipulated in clause 9.2(e) during the Claim Period, each Party agrees that the Sellers, on one hand, and the Purchaser, on the other hand, shall bear such liabilities, costs and expenses evenly.

9.3

The Sellers undertake to each member of the Purchaser Group that it shall pay to the relevant member of the Purchaser Group the amount payable in respect of a Claim within 20 Business Days of the amount being: (A) agreed in writing between the party against whom the Claim is made and the Purchaser; or (B) finally resolved by arbitration in accordance with clause 25.

9.4

The Purchaser undertakes to each member of the Seller Group that it shall pay to the relevant member of the Seller Group the amount payable in respect of a Claim within 20 Business Days of the amount being: (A) agreed in writing between the party against whom the Claim is made and the Purchaser; or (B) finally resolved by arbitration in accordance with clause 25.

9.5

The Sellers undertake to use their best efforts to assist and facilitate the Group Companies to enter into manufacturing service agreements (or other agreements with the same nature) with the Group Companies’ existing customers immediately following the Completion.

10.	SELLERS LIMITATIONS

10.1	Financial caps

(a)	The aggregate liability of the Sellers for all Warranty Claims (except Key Warranty Claims and Tax Warranty Claims) shall not exceed an amount equal to 50% of the Consideration.

(b)	The aggregate liability of the Sellers for all Key Warranty Claims and Tax Warranty Claims shall not exceed an amount equal to 100% of the Consideration.

10.2	Financial thresholds

The Sellers shall not be liable for any Warranty Claim (except Key Warranty Claims and Tax Warranty Claims, which shall not be subject to the liability exclusions and limitations under this clause 10.2) unless:

(a)	the Sellers’ liability in respect of such Warranty Claim and any other Warranty Claims arising from substantially the same matter exceeds US$ 100,000 (each a “Qualifying Warranty Claim”); and

(b)	the Sellers’ aggregate liability for all Qualifying Warranty Claims exceeds US$ 1,000,000,

when the Sellers shall (subject to clause 10.1) be liable for both the initial US$ 1,000,000 and the excess.

10.3	Time limits

(a)

The Sellers shall not be liable for any Warranty Claim unless the Purchaser has given notice of such Warranty Claim to the Sellers on or before the date specified against that type of Warranty Claim below:

Warranty Claim	Time limit (starting from the Completion Date)

Key Warranty Claims	NIL

Tax Warranty Claims	Applicable statute of limitation plus 60 days

Other Warranty Claims	2 years

(b)

Any notice under clause 10.3(a) must set out, to the extent then available, reasonable details of the matter giving rise to the Warranty Claim and the grounds on which it is based and, if then reasonably capable of preparation, the Purchaser’s good faith estimate of the amount of the Warranty Claim.

10.4	Information and knowledge

(a)

The Sellers shall not be liable for any Warranty Claim to the extent that the matter giving rise to it has been fairly disclosed by the Disclosed Information with sufficient detail to enable the Purchaser to identify clearly the nature and scope of the matters disclosed.

(b)

Subject to clause 10.4(a), no knowledge of the Purchaser (whether actual, imputed or constructive) shall prevent a Warranty Claim by the Purchaser or in any way limit the liability of the Sellers in relation to a Warranty Claim, and the Sellers shall not invoke the Purchaser’s knowledge (whether actual, imputed or constructive) of any matter as a defence to a Warranty Claim.

10.5	Completion Statements

The Sellers shall not be liable for any Warranty Claim to the extent that the matter giving rise to it has been specifically provided for or otherwise taken into account in the Completion Statements.

10.6	Other exclusions

The Sellers shall not be liable for any Warranty Claim to the extent that it arises from or is otherwise attributable to, or the amount of such Warranty Claim is increased as a result of any new or amended legislation, law or administrative or regulatory practice, in each case taking effect after the date of this agreement.

10.7	Non-application of limitations

Nothing in this clause 10 shall operate to exclude or limit the liability of the Sellers in relation to any Claim that arises as a result of the fraud or fraudulent concealment of the Sellers or its current or former officers, employees or agents.

10.8	No double recovery

Any payment made by a Seller in respect of any Losses shall satisfy and discharge any other Claim which is capable of being made against the Seller in respect of the same Losses, but only to the extent of the payment made.

10.9	Claim to be reduction of Consideration

Any payment by a Seller in respect of any Claim shall, to the extent legally possible, be deemed to reduce the Consideration received by the Seller.

10.10	Specific performance

Nothing in this clause 10 shall operate to exclude or limit to any extent whatsoever the Purchaser’s entitlement to seek or obtain specific performance, mandatory or prohibitory injunctive relief.

11.	INDEPENDENT OPERATION OF GROUP COMPANIES

11.1

As soon as practicable after Completion Date, the Purchaser shall transfer the 100% equity interests of ASE Kunshan from the Purchaser to GAPT Hongkong. The shareholding structure of Group Companies after completion of such transfer is shown in schedule 5 hereto (the “Group Companies Shareholding Structure”).

11.2	Upon the Completion Date, the parties shall procure that:

(a)

the board of directors of GAPT Holding shall have five (5) members, with four (4) of which to be newly appointed by the Purchaser who shall not concurrently hold any office or act as a director at a competitor of the Group Companies, and one (1) of which shall be appointed from management team of the Group Companies; and

(b)

the board of directors of the Subsidiaries (including GAPT Hongkong when applicable) shall have three (3) members, with one (1) of which to be newly appointed by the Purchaser who shall not concurrently hold any office or act as a director at a competitor of the Group Companies, two (2) of which shall be appointed from management team of the Group Companies.

11.3

The Purchaser shall continue to maintain the independent operation of the Group Companies within the period from Completion Date until the third anniversary of the Completion or the completion of a Qualified IPO, whichever is earlier (the “Independent Operation Period”); provided that the relevant laws and regulations are not violated, and no duty of care or duty of loyalty of Group Companies’ directors is breached, and without violating the interest of the Purchaser, the Purchaser agrees:

(a)

GAPT Holding’s board of directors shall maintain each Subsidiary’s independent decision power on organizational documents, personnel, payroll or welfare systems, technology research and development, operations and marketing and other matters so as to maintain Group Companies’ independent operation; provided such decisions are made under normal course of business and are not in violation of corporate governance as determined by the board of GAPT Holding;

(b)	the Purchaser’s (or Purchaser’s Affiliate which is the ultimate owner of the Group Companies) board shall maintain one (1) director being a member of the management team of the Group Companies; and

(c)

during the Independent Operation Period, the Group Companies may retain the management team and employees of Group Companies and maintain the organization structure, job positions, compensation and relevant benefits as of the date of this agreement. Purchaser shall not replace, remove or reassign any position of any Group Company’s management unless unanimously determined by GAPT Holding’s directors.

12.	TAX FILING

12.1

The Sellers agree that, as the seller of the Subject Shares and Subject Equity Interests, they are the taxpayer of and shall bear all Taxes (except for Transfer Taxes) determined by the relevant PRC Tax Authority under Announcement 7 and other applicable laws of the PRC.

12.2

The Sellers shall, at its own expense, cause each Subsidiary, as soon as possible, truly, accurately and completely report all relevant information (including the full amount of Consideration) on the sale of the Subject Shares and Subject Equity Interests to the relevant PRC Tax Authority in accordance with Announcement 7 and other applicable laws of the PRC. The Purchaser shall have the right to review a copy of the Announcement 7 filing documents and documents in relation to any other Tax filing as required under applicable laws of the PRC that the Sellers intend to submit to the relevant PRC Tax Authorities to ensure that such filing documents are made in accordance with Announcement 7 and other applicable laws of the PRC. The Sellers shall provide the Purchaser with a copy of its written submission to the relevant PRC Tax Authorities and a copy of the acknowledgment receipt (非居民企业间接转让财产事项报告资料接收回执) issued by the relevant PRC Tax Authority evidencing the submission, as soon as practicable after the relevant submission has been made.

12.3

The Sellers shall: (a) within such period of time as stipulated in the PRC tax payment certificates (中华人民共和国税收缴款书), cause such Tax to be paid; and (b) provide the Purchaser with the Tax Payment Certificate.

12.4

The Sellers shall indemnify and hold the Purchaser harmless on demand from and against all Losses incurred or suffered by the Purchaser arising out of or in relation to or in connection with the Sellers’ non-compliance with Announcement 7 and other applicable laws of the PRC on the sales of the Subject Shares and Subject Equity Interests.

13.	FURTHER COVENANTS

13.1	Names and goodwill

The Purchaser shall procure that the Group Companies shall, as soon as practicable, but in any event not later than June 30, 2022, remove from each of their company or trading name, domain name, logo or trade or service mark (whether registered or unregistered) references to the word “ASE”, “Advanced Semiconductor Engineering” or “日月光”.

13.2	Employees

(a)

Each Seller shall not, and shall procure that the Sellers Group and its Affiliates (including Group Companies) shall not, for a period of two years after the Completion Date, either for itself or jointly with or for any other person, directly or indirectly, solicit, employ or engage any person who was an officer or manager of any Group Company at any time during the period of twenty-four (24) months ending on the Completion Date. Nothing in clause 13.2(a) shall prohibit the Sellers Group from employing any person who responds to a recruitment advertisement or whose employment with the Purchaser Group has ceased, provided that such response or cessation was not solicited or induced directly or indirectly by the Sellers Group.

(b)

The Purchaser shall not, and shall procure that the Purchaser Group shall not, for a period of two years after the Completion Date, either for itself or jointly with or for any other person, directly or indirectly, solicit, employ or engage any person who was an officer or manager of any member of the Sellers Group at any time during the period of twenty-four (24) months ending on the Completion Date. Nothing in clause 13.2(b) shall prohibit the Purchaser Group from employing any person who responds to a recruitment advertisement or whose employment with the Sellers Group has ceased, provided that such response or cessation was not solicited or induced directly or indirectly by the Purchaser Group.

(c)

For a period of three (3) years after the Completion, the Purchaser shall not (i) terminate, cancel, or otherwise invalidate the employment of Group Companies Employees; or (ii) make any adverse change in compensation or other benefits payable, or any material terms to any agreement between any member of the Group Companies and their employees; except that such employee has materially breached his or her employment agreement or the working rules applicable at that time;

(d)

The parties agree that the GAPT Holding’s management team may, based on its own discretion within a certain period determined by GAPT Holding’s board of directors, implement reasonable and appropriate one-off plans to: (i) retain certain management team members of Group Companies; and/or (ii) handle resignation requests from Group Company Employees who choose to terminate employment after the Completion Date.

13.3	Merger Filing

(a)

In case any Merger Authority requires the parties to make a Merger Filing, whenever before or after Completion, the Purchaser and the Sellers shall use all reasonable endeavours to procure that such requirement is satisfied as soon as reasonably practicable. In particular, the Purchaser shall:

(i)

prepare and submit the necessary Merger Filing and pay the related fees to the Merger Authority within ten (10) Business Days of the date of the parties becoming aware of Merger Authority’s requirement for Merger Filing; and

(ii)	give the Sellers and its legal advisers reasonable notice of and the opportunity to participate in all meetings and significant telephone calls with the Merger Authority unless prohibited by it.

(b)

Nothing in this clause 13.3 shall require the Purchaser Group to give any undertakings to the Merger Authority, including undertakings to divest any part of the business or assets of the Group Companies or the Purchaser Group.

(c)	Each of the Purchaser and the Sellers shall:

(i)

promptly provide to the other all information available to it that is necessary or desirable for the preparation of any filings or submissions to, or responses to requests for information from, the Merger Authority;

(ii)	provide the other with a reasonable opportunity to comment on the drafts of all such filings, submissions and responses and take account of all reasonable comments received;

(iii)	promptly submit any submissions and responses to information requests to the Merger Authority and provide a copy to the other; and

(iv)	not, and shall procure that its group shall not, enter into any arrangement which is likely to prejudicially affect or significantly delay satisfaction of the requirement of Merger Filing.

(d)

Nothing in this clause 13.3 shall oblige the Sellers or the Purchaser to provide to the other any of its own or its group’s confidential business information, but such information must instead be provided to the other’s external lawyers on a confidential lawyer to lawyer basis.

13.4	Transitional service

During the one (1) year period from the Completion Date until the first anniversary of Completion Date, the Sellers shall, to the extent permitted by applicable laws, use its reasonable efforts to provide transitional legal, accounting, HR, treasury, IT and such other services as may be agreed by the parties from time to time (the “Transitional Services”) that are necessary to maintain the daily operation of the Group Companies without any further service fee on the Purchaser or the Group Companies provided that where the Sellers incur any additional cost and/or expenses, including out of pocket expenses in connection with the provision of the Transitional Services, which shall have been consented by Purchaser (such consent must not be unreasonably withheld), the Purchaser or the Group Companies shall, upon demand, pay and reimburse the applicable Seller for such costs and expenses. For the avoidance of doubt, the Purchaser acknowledges that the Transitional Services that the Sellers are obligated to provide under this clause 13.4 shall not exceed the level of supporting services that are in place at the Group Companies prior to the Completion Date. The Purchase further agrees that nothing in this clause 13.4 shall require or compel the Sellers to incur any additional costs and/or expenditure or to obtain any additional approval from any government or statutory agency for the provision of the transitional services.

14.	[RESERVED]

15.	CONFIDENTIALITY AND ANNOUNCEMENTS

15.1	Definitions

In this clause 15:

(a)	“discloser” means the person making the announcement or disclosing or using the information; and, for the purposes of clause 15.6(a), includes its group; and

(b)	“Relevant Party” means (a) when the discloser is a member of the Purchaser Group, the Sellers; or (b) when the discloser is a member of the Sellers Group, the Purchaser.

15.2	Announcements

No party shall, and each party shall procure that its group and (in the case of the Sellers, but only in respect of the period up to Completion) each Group Company shall not, at any time issue, or procure the issue of, any press release, circular or other publicity relating to the existence or provisions of this agreement or any other Acquisition Document or the sale and purchase of the Subject Shares and Subject Equity Interests.

15.3	The Group Companies’ confidential information

The Sellers shall not, and shall procure that the Sellers Group shall not, at any time after Completion disclose to any person, or use, any confidential information of any Group Company that it holds at Completion (or which it subsequently receives pursuant to the terms of this agreement).

15.4	Transaction and parties’ confidential information

Each party shall, and shall procure that its group and (in the case of the Sellers, but only in respect of the period up to Completion) each Group Company shall, at all times keep confidential:

(a)	the provisions and subject matter of, and the negotiations relating to, this agreement; and

(b)

all confidential information of the other party or its group (in the case of the Purchaser, as such group is constituted immediately before Completion) received by it as a result of negotiating, entering into or performing this agreement, and shall use the information only for the purposes contemplated by this agreement or any other Acquisition Document.

15.5	Permitted announcements and disclosures

Clauses 15.2, 15.3 and 15.4 shall not restrict the making of any announcement or the disclosure or use of information:

(a)	with the prior written consent of the Relevant Party, such consent not to be unreasonably withheld or delayed;

(b)

to the extent required by any applicable law or any Authority or securities exchange; provided that, in each case (unless such consultation is prohibited), such announcement is made or disclosure occurs after consultation (so far as reasonably practicable) as to the timing and content of such announcement or disclosure with the Relevant Party; or

(c)	that is consistent in all material respects with any announcement issued in accordance with this clause 15.5.

15.6	Other permitted disclosures

Clauses 15.3 and 15.4 shall not restrict the disclosure or use of information if and to the extent:

(a)

the information is or becomes publicly available (other than as a result of a breach by the discloser of any provision of (a) this agreement or (b) the Memorandum of Understanding between the Sellers and the Purchaser referred to in clause 15.7);

(b)	the information is independently developed after Completion;

(c)	expressly required or permitted by, or required for or in connection with the performance by any party of its obligations under, this agreement;

(d)	required for the benefit of the Purchaser Group;

(e)

disclosure is made on a strictly confidential and need to know basis by the discloser to (a) its group or any of its or its group’s current or prospective funders; or (b) any of its, its group’s or any such funder’s officers, employees, consultants, agents, insurers, pension trustees, professional advisers or auditors; or

(f)	required in connection with any legal action or proceedings or arbitral proceedings (including any Dispute).

15.7	Termination of Memorandum of Understanding between the parties

The Memorandum of Understanding entered into by the Sellers’ Affiliate and WR Capital and dated 29 January 2021 shall remain in full force and effect until, but shall terminate on, Completion. Such termination shall not affect either party’s accrued rights (including the right to claim any remedy for breach or non-performance), obligations and liabilities under or in relation to that document as at the date of termination.

16.	EFFECT OF TERMINATION

16.1

If this agreement terminates automatically under clause 5.5(a), or is terminated pursuant to clause 5.5(b) or 6.3(c), then each party’s further rights, obligations and liabilities under this agreement shall cease immediately on termination, except for:

(a)	each party’s accrued rights (including the right to claim any remedy for breach or non-performance), obligations and liabilities as at the date of termination; and

(b)

each party’s continuing rights, obligations and liabilities under this clause 16.1 and clauses 1 (Definitions and interpretation), 5.5 (Pre-Completion termination), 15 (Confidentiality and announcements), 17 (Assignment and successors), 18 (Third party rights), 19 (Costs and expenses), 20 (Payments, etc), 22 (Entire agreement), 23.1 (Severance), 23.2 (Variation), 23.3 (Waiver), 23.4 (Cumulative remedies), 23.5 (Counterparts), 24 (Notices) and 25 (Governing law and Dispute Resolution).

16.2

To the extent lawful and except as stated in clauses 5.5(b) or in the case of fraud or deliberate misstatement, misconduct or concealment, no party shall have any right to rescind or terminate this agreement or to treat it as having been terminated (whether before or after Completion).

17.	ASSIGNMENT AND SUCCESSORS

17.1

Except as provided in this clause 17, no person shall assign, transfer, charge or otherwise deal with all or any of its benefits, rights or obligations under this agreement, or grant, declare, create or dispose of any right or interest in this agreement, without the prior written consent of the Sellers and the Purchaser (such consent not to be unreasonably withheld or delayed).

17.2

The Purchaser and any permitted assignee under this clause 17.2 may assign all or any of its benefits or rights under this agreement (including, but not limited to, the purchase of the Subject Shares and Subject Equity Interests) to the Purchaser Group or any Affiliates of the Purchaser which may be incorporated prior to Completion, provided that assignment is completed within ten (10) calendar days following the date of this agreement. Such assignee shall not be entitled to enforce any right assigned to it if it ceases to be a member of the Purchaser Group. The Purchaser shall procure that such assignee reassigns such rights under this agreement back to the Purchaser Group before such assignee ceases to be a member of it. The Purchaser shall be jointly and severally liable with such assignee under this agreement.

17.3	This agreement shall be binding on and continue for the benefit of the successors and permitted assignees of each party.

18.	THIRD PARTY RIGHTS

Except as otherwise expressly provided in this agreement, a person who is not a party to this agreement shall not have any right under the Contract (Rights of Third Parties) Act, Chapter 53B of Singapore to enforce any of its terms. This clause does not affect any right or remedy of any person which exists or is available otherwise than pursuant to that Act.

19.	COSTS AND EXPENSES

19.1

Unless otherwise expressly provided in this agreement, each party shall bear its own costs, charges and expenses incurred in relation to the preparation, negotiation, execution and implementation of the Acquisition Documents, and any other document to which it is or will be party to implement or complete the transactions contemplated by the Acquisition Documents.

19.2	Notwithstanding clauses 12 and 19.1 and unless otherwise provided in this agreement, the parties irrevocably agree that each party shall be responsible for its own Transfer Taxes.

20.	PAYMENTS, ETC

20.1

Unless otherwise expressly provided in this agreement, any payment to be made to the Sellers or the Purchaser under this agreement shall be made in US dollars by transfer of immediately available funds for same day value to the account designated by the applicable party.

20.2

If requested, each party shall provide to the relevant payee, as soon as reasonably practicable, reasonable evidence of the origin of the funds used to meet its obligations to pay (or to procure the payment of) any amount under any Acquisition Document.

20.3

To the extent that any payment pursuant to any indemnity or covenant to pay in this agreement is subject to a charge to Tax in the hands of the payee, the payer shall simultaneously pay to the payee such additional amount as is required for the aggregate of (a) the net amount received by the payee and (b) any Tax credit, repayment or benefit received or receivable by the payee in respect of such payment to equal the full amount due before the charge to Tax.

20.4

Unless otherwise expressly provided in this agreement, if any amount payable under this agreement is not paid by the due date for payment, then interest shall also be paid on that amount from (and including) the due date for payment to (but excluding) the date it is paid at an annual rate of five percent (5%), accruing on a daily basis, and compounded monthly.

21.	FURTHER ASSURANCE

Each party shall from time to time promptly do (or procure to be done) all such other things and/or execute and deliver (or procure to be executed and delivered) all such other documents as may be requested of it to give effect to the Acquisition Documents.

22.	ENTIRE AGREEMENT

22.1	In this clause 22, “Statement” means representation, warranty, statement or assurance (whether contractual or otherwise) made or given before this agreement is entered into.

22.2

The Acquisition Documents (as varied in accordance with their terms) constitute the entire agreement and understanding between the parties in connection with the transactions contemplated by the Acquisition Documents. Accordingly, they supersede and extinguish all previous agreements, arrangements and understandings between, and (except to the extent incorporated in the Acquisition Documents) all Statements given by, the parties in connection with such transactions.

22.3

Each party acknowledges that it has not relied on, or been induced to enter into any Acquisition Document by, any Statement given by any person (whether a party to this agreement or not) that is not incorporated in any Acquisition Document.

22.4	No party shall be liable in equity, contract or tort or in any other way for any Statement that is not incorporated in any Acquisition Document.

22.5	This clause 22 shall not exclude or limit any liability or remedy arising as a result of any fraud or deliberate misstatement, misconduct or concealment.

23.	GENERAL

23.1	Severance

If any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any relevant jurisdiction, that shall not affect or impair the legality, validity or enforceability of (a) any other provision of this agreement in that jurisdiction; or (b) that provision or any other provision of this agreement in any other relevant jurisdiction. If any illegal, invalid or unenforceable provision of this agreement would be legal, valid and enforceable if some part or parts of it were modified, such provision shall apply with whatever modification is necessary so that it is legal, valid and enforceable and gives effect to the commercial intention of the parties.

23.2	Variation

No variation of this agreement shall be valid unless it is in writing and signed by or on behalf of the Sellers and the Purchaser.

23.3	Waiver

Any waiver of any right or remedy under or in respect of this agreement shall only be valid if it is in writing, and shall apply only to the person to whom it is addressed and in the specific circumstances for which it is given. Unless otherwise expressly provided in this agreement, no right or remedy under or in respect of this agreement shall be precluded, waived or impaired by (a) any failure to exercise or delay in exercising it; (b) any single or partial exercise of it; (c) any earlier waiver of it, whether in whole or in part; or (d) any failure to exercise, delay in exercising, single or partial exercise of or earlier waiver of any other such right or remedy.

23.4	Cumulative remedies

Unless otherwise expressly provided in this agreement, the rights and remedies under this agreement are in addition to, and do not exclude, any rights or remedies provided by law (including equitable remedies).

23.5	Counterparts

This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute one and the same agreement.

23.6	Effect of Completion

Each provision of this agreement (other than any obligation which is fully performed at Completion) shall remain in full force and effect after Completion.

24.	NOTICES

24.1	Form and method of giving Notice

Any notice or other communication to be given or made under or in connection with this agreement (“Notice”) shall be in writing in English, sent to the relevant party at the postal or email address and for the attention of the person specified in clause 24.2, and may be delivered:

(a)	by hand or by courier (using an internationally recognised courier company);

(b)	by prepaid recorded delivery post or equivalent if the Notice is to be received in the same country from which it is sent; or

(c)	by email.

24.2	Contact details for Notices

The postal and email addresses and relevant contacts of the parties for the purposes of clause 24.1 are:

Sellers:
For the attention of:	Mr. Joseph Tung
Address:	Room 1901, TWTC International Trade Building,
19/F., 333 Keelung Road, Section 1
Taipei 110, Taiwan
Email:	joseph_tung@aseglobal.com

Purchaser:
For the attention of:	Mr. Zhang Yuanjie
Address:	2F, International Club Office Tower,
No.21 Jian Wai Avenue, Chaoyang District,
Beijing, China
Email:	zhangyuanjie@wiseroadcapital.com

or, in each case, such other postal or email address or contact as a party may notify to the other for this purpose in accordance with this clause 24. Notice of any change shall be effective five (5) Business Days after the date on which it is deemed to have been given in accordance with this clause 24, or such later date as may be specified in the Notice.

24.3	Time Notice is given

Any Notice which has been delivered in accordance with clause 24.1 shall be deemed to have been given:

(a)	if delivered by hand, by courier or by post, at the time of delivery; or

(b)	if sent by email, at the time the email is sent, provided that no automated message is received stating that the email has not been delivered.

However if any Notice would be deemed to have been given after 5.00 pm on a Business Day and before 9.00 am on the next Business Day, such Notice shall be deemed to have been given at 9.00 am on the second of such Business Days.

25.	GOVERNING LAW AND DISPUTE RESOLUTION

25.1	This agreement and any Dispute are governed by and shall be construed in accordance with Singapore law.

25.2

Any Dispute, controversy, difference or claim arising out of or relating to this agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre (“SIAC”) in accordance with the Arbitration Rules of the Singapore International Arbitration Centre in force when the Notice of Arbitration is submitted, which rules are deemed to be incorporated by reference into this clause.

25.3

The award of the arbitrator shall be final and binding on the parties, who hereby waive any right to any form of appeal to any court of law to the extent permitted by applicable law. Any award of the arbitrator shall be carried out without delay.

25.4

Nothing in this agreement shall prevent a party from applying to a court of competent jurisdiction for any injunctive relief or for the enforcement or execution of an arbitral award obtained under this agreement.

25.5	The number of arbitrators shall be one. If the parties cannot agree on the identity of the arbitrator, they shall request the President of the SIAC to appoint one on their behalf.

25.6	The seat, or legal place, of arbitration shall be Singapore. The language to be used in the arbitral proceedings shall be English.